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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

CRYO CELL INTERNATIONAL INC.
(Name of Issuer)
COMMON STOCK, par value $0.01 per share
(Title of Class of Securities)
228895108
(CUSIP Number)
David Wilson
Heller Ehrman LLP
701 Fifth Avenue, Suite 6100
Seattle, WA 98104
(206) 447-0900
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 16, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	228895108

1	NAMES OF REPORTING PERSONS: KI YONG CHOI

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		1,557,069 (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,557,069 (1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,557,069 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

13.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) 223,472 of the shares are held by Ki Yong Choi and Laura Choi, as trustees UAD 7/27/01 FBO Choi Family Living
Trust, and the balance of the shares are held in the name of the reporting person.

ITEM 1. SECURITY AND ISSUER.
     This statement relates to shares of Common Stock of the Issuer. The Issuer’s principal executive offices are located at 700 Brooker Creek Blvd., Oldsmar, FL 34677.
ITEM 2. IDENTITY AND BACKGROUND.
     (a), (f) This statement is being filed by Ki Yong Choi, a citizen of the United States (the “Reporting Person”).
     (b) The address of the Reporting Person’s principal business is 1255 Post Street, Suite 915, San Francisco, CA 94109.
     (c) Reporting Person is the president and sole shareholder of Cathedral Hill Associates, Inc., a hotel operations and management corporation, which owns and operates three hotels.
     (d) During the five years prior to the date hereof, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the five years prior to the date hereof, the Reporting Person has not been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     The Reporting Person owns 1,557,069 shares of Common Stock of Issuer, 233,472 of which shares are held in the name of a family trust as described above. Except for the private purchase of 1,038,410 shares of Common Stock on July 16, 2007 purchased with personal funds, all of the shares of Common Stock were acquired in open market purchases using personal funds. The source of the personal funds was a cash distribution received by the Reporting Person from Cathedral Hill Associates, Inc. The Reporting Person estimates that the total amount of funds used to purchase the shares was approximately $3,984,150.80. The shares were purchased between May 2005 and July 2007. No funds were borrowed for these purchases.
ITEM 4. PURPOSE OF TRANSACTION
     The Reporting Person has acquired the shares of Common Stock of Issuer for investment purposes. He intends to seek a position as a member of the Board of Directors of Issuer and to that end he has had discussions with management concerning the board position. Depending on market conditions, continuing evaluation of the business and prospects of the Issuer and other factors, the Reporting Person may dispose of or acquire additional shares of the Common Stock or other securities of Issuer or pursue strategic transactions as opportunities arise.

     Except as set forth above, the Reporting Person has no present plans or intentions which would result in or relate to any of the transactions described in the instructions to Item 4.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
     (a) The Reporting Person is the record holder of 1,323,597 shares of Common Stock of the Issuer and through the Ki Yong Choi and Laura Choi as Trustees UAD 7/27/01 FBO Choi Family Living Trust is the record holder of 233,472 shares of Common Stock of the Issuer, representing in the aggregate approximately 13.3% of the issued and outstanding Common Stock.
     (b) The Reporting Person has sole voting and dispositive power of the 1,557,069 shares of Common Stock of Issuer.
     (c) Except as described herein, the Reporting Person has not effected any transaction in Issuer’s Common Stock during the past 60 days.
     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, any securities beneficially owned by the Reporting Person.
     (e) Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
     Except as described herein, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not lmited to transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
     Not applicable.
SIGNATURE
     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 25, 2007	KI YONG CHOI
/s/ Ki Yong Choi